SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)*

                                Lightspan, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.001 per share
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                         (Title of Class of Securities)

                                   53226T103
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                                 (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

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  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose th of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53226T103                      13G                  Page 1 of 1 Pages
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   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Comcast Corporation
         23-1709202
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                        (b) [X]

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   3.    SEC USE ONLY

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   4.    CITIZENSHIP OR PLACE OF ORGANIZATION

         Pennsylvania
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                        5.     SOLE VOTING POWER       2,404,129 (See Item 4)

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      NUMBER OF         6.     SHARED VOTING POWER     None
        SHARES
     BENEFICIALLY       -------------------------------------------------------
       OWNED BY         7.     SOLE DISPOSITIVE POWER  2,404,129 (See Item 4)
         EACH
      REPORTING         -------------------------------------------------------
     PERSON WITH        8.     SHARED DISPOSITIVE      None
                               POWER

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   9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,404,129 (See Item 4)

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  10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES             [ ]
         CERTAIN SHARES*

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  11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.2% (See Item 4)

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  12.    TYPE OF REPORTING PERSON*

         CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).  Name of Issuer:

     Lightspan, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     10140 Campus Point Drive
     San Diego, CA 92121

Item 2(a).  Name of Person Filing:

     This statement is being filed by Comcast Corporation ("Comcast"). Comcast Programming Holdings, Inc. ("Comcast Programming") holds a portion of the shares of Common Stock (as defined below) as described in Item 4 below. Comcast Programming is a direct wholly owned subsidiary of Comcast.

     Comcast Interactive Capital, L.P. ("Comcast Interactive") owns a portion of the shares of Common Stock as described in Item 4 below. Comcast CICG, L.P. ("CICG") holds 85% of the partnership interests in Comcast Interactive and is Comcast Interactive's sole limited partner. Comcast CICG GP, Inc. ("CICG GP") is the sole general partner of, and CICG GP and Comcast CICG LP, Inc. ("CICG LP") collectively hold over 90% of the interests in, CICG. Comcast Investment Holdings, Inc. ("CIHI") holds a 100% interest in both CICG GP and CICG LP. Comcast directly owns 90% of the shares of common stock of CIHI and through other subsidiaries owns the remaining 10% of the shares of common stock of CIHI.

     Sural Corporation ("Sural") owns approximately 77% of the voting power of Comcast's voting common stock. The President of Comcast, Brian L. Roberts, owns stock representing substantially all of the voting power of all classes of voting securities of Sural.

Items 2(b) and (c). Address of Principal Business Office or, if None,
     Residence; Citizenship:

     The principal business office of Comcast Programming, Sural, CICG, CICG LP, CICG GP and CIHI is 1201 Market Street, Suite 1405, Wilmington, DE 19801.

     The principal business office of Comcast, Comcast Interactive and Brian L. Roberts is 1500 Market Street, Philadelphia, PA 19102-2148.

     Each of Comcast Programming, Comcast Interactive, CICG, CICG LP, CICG GP, CIHI and Sural was organized in the state of Delaware.

     Comcast was organized in the state of Pennsylvania.

     Brian L. Roberts is a citizen of the United States.

Item 2(d).  Title of Class of Securities:

     Common Stock, par value $.001 per share ("Common Stock")

Item 2(e).  CUSIP Number:

     53226T103

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
     (c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

     (a)  Amount beneficially owned:

     Comcast Programming may be deemed to be the beneficial owner of 1,904,129 shares of Common Stock as a result of its direct ownership of 1,904,129 shares of Common Stock.

     Comcast may be deemed to be the beneficial owner of the 1,904,129 shares of Common Stock deemed to be owned by Comcast Programming referred to above. Comcast is the sole shareholder of Comcast Programming.

     Sural may be deemed to be the beneficial owner of the 1,904,129 shares of Common Stock deemed to be owned by Comcast Programming referred to above. Sural owns approximately 77% of the voting power of Comcast's voting common stock.

     Brian L. Roberts may be deemed to be the beneficial owner of the 1,904,129 shares of Common Stock deemed to be owned by Comcast Programming referred to above. Brian L. Roberts owns stock representing substantially all of the voting power of all classes of voting securities of Sural.

     Comcast Interactive may be deemed to be the beneficial owner of 500,000 shares of Common Stock as a result of its direct ownership of 500,000 shares of Common Stock.

     Each of Comcast, Sural and Brian L. Roberts may be deemed to be the beneficial owner of the 500,000 shares of Common Stock deemed to be owned by Comcast Interactive and the information set forth in this Schedule 13G has been prepared on that basis. Notwithstanding the foregoing, Comcast, Sural and Brian
L. Roberts disclaim beneficial ownership of the 500,000 shares of Common Stock owned by Comcast Interactive.

     (b)  Percent of class: 5.2% (See Item 4(a))

     (c)  Number of shares as to which such person has:

           (i)  Sole power to vote or to direct the vote: 2,404,129
                (See Item 4(a))

          (ii)  Shared power to vote or to direct the vote: None

         (iii) Sole power to dispose or to direct the disposition of: 2,404,129 (See Item 4(a))

          (iv)  Shared power to dispose or to direct the disposition of: None

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10. Certifications.

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     February 14, 2001
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                                                          (Date)

                                                    /s/ Arthur R. Block
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                                                        (Signature)

                                          Arthur R. Block, Senior Vice President
                                          --------------------------------------
                                                       (Name/Title)


     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).